UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number:  001-36028

Ardmore Shipping Corporation
(Translation of registrant's name into English)

Belvedere Building Ground Floor 69 Pitts Bay Road Pembroke HM08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On February 15, 2021, Ardmore Shipping Corporation (the “Company”) published to its website (www.ardmoreshipping.com) the Ardmore Shipping Corporation Progress Report 2020, a report outlining the Company’s principles, initiatives, and progress to date related to issues of sustainability, ESG, and the energy transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2021	ARDMORE SHIPPING CORPORATION By: /s/ Paul Tivnan Paul Tivnan Chief Financial Officer, Treasurer and Secretary